SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Intelligroup, Inc.
(Name of Subject Company (Issuer))
NTT DATA CORPORATION
Mobius Subsidiary Corporation
(Name of Filing Persons (Offerors))
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
45816A106
(CUSIP Number of Class of Securities)
Kazuhiro Nishihata
NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan
81-3-5546-8202
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
212-468-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX
EX-99.1

     This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Intelligroup, Inc. (the “Company”) by Mobius Subsidiary Corporation (“Purchaser”), an indirect wholly owned subsidiary of NTT DATA CORPORATION (“Parent”). Attached is a message to the employees of the Company from Parent.
     The exhibits are neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser and Parent will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX
99.1 Parent’s Message to the Company’s Employees dated June 14, 2010